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                         RIO VISTA ENERGY PARTNERS L.P.
                          820 GESSNER ROAD, SUITE 1285
                              HOUSTON, TEXAS 77024

                                  July 2, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         Re:      Rio Vista Energy Partners L.P.
                  Form 10 filed 9/18/2003, 11/14/2003, 1/9/2004, 2/13/2004,
                  3/5/2004, 3/8/2004, 4/14/2004, 5/6/2004, 5/20/2004 and
                  6/21/2004 (File No. 0-50394) Request for Withdrawal of Registration Statement on Form 10

Ladies and Gentlemen:

         Reference is made to the Registration Statement on Form 10 filed by Rio Vista Energy Partners L.P. (the "Company") with the Securities and Exchange Commission (the "SEC") on May 6, 2004, as amended by Amendment No. 1 to Form 10 filed by the Company with the SEC on May 20, 2004, and Amendment No. 2 to Form 10 filed by the Company with the SEC on June 21, 2004 (the "Form 10").

         The Company notes that, pursuant to Section 12(g)(1)(B) of the Securities Exchange Act of 1934, as amended, the Form 10 will automatically become effective on July 6, 2004, if not earlier withdrawn. In order to prevent the Form 10 from automatically becoming effective before such time as the Company has revised the Form 10 to respond to comments of the Staff of the SEC and to otherwise update the information contained therein, the Company hereby applies to withdraw the Form 10 effective as of the date of this letter.

         The Company intends to file a Registration Statement on Form 10, substantially similar to the Form 10, but revised as described above in response to additional comments of the Staff, as soon as practicable.

         Please feel free to call Phillip M. Renfro of Fulbright & Jaworski L.L.P. at (210) 270-7172 with any questions regarding the foregoing.

                                      Very truly yours,

                                      RIO VISTA ENERGY PARTNERS L.P.

                                      By: RIO VISTA GP LLC,
                                          its General Partner

                                          By: /s/ Richard Shore, Jr.
                                             -----------------------
                                          Name: Richard Shore, Jr., President